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                                                                Exhibit 99.3

CONTACTS:
Lawrence H.N. Kinet
Chairman and CEO
Aksys, Ltd.
(847) 229-2222

FOR IMMEDIATE RELEASE


                K. SHAN PADDA JOINS AKSYS' BOARD OF DIRECTORS

LINCOLNSHIRE, IL, FEBRUARY 26, 1998 - Aksys, Ltd. (Nasdaq/NNM:AKSY) today announced that K. Shan Padda has been elected to the Company's Board of Directors. Mr. Padda was elected as a new member to the board of directors, increasing the total number of members on Aksys' Board to seven.

"Mr. Padda has been successful in taking prototype medical devices and obtaining regulatory approvals necessary to commercially launch those technologies," stated Lawrence H.N. Kinet, Chairman and CEO of Aksys, Ltd. "He has a vision to take complex medical technologies into the home in a safe, controlled fashion. This aligns well with Aksys' plan to encourage frequent hemodialysis in the home setting."

Mr. Padda is co-founder, Chairman, Chief Executive Officer and Treasurer of Sabratek Corporation, a bio-medical company that produces and markets technologically-advanced, user-friendly and cost-effective therapeutic and diagnostic medical systems designed specifically to meet the unique needs of the alternate-site health care market. Sabratek's multi-therapy infusion and other systems incorporate advanced communications technology which is designed to reduce provider operating costs while maintaining the integrity and quality of care. Sabratek's proprietary health care information system provides remote programming as well as real-time diagnostic and therapeutic data capture capabilities, allowing caregivers to monitor patient compliance more effectively and allowing providers to develop outcome analyses and optimal clinical protocols. Prior to founding Sabratek, Mr. Padda served as Chief Executive Officer of Andens of Illinois, Inc., a medical supplies company which assembled and marketed hospital operating room supply kits. Mr. Padda holds a B.A. degree in Biology from Harvard University and is a 1995 inductee into the Chicagoland Entrepreneur Hall of Fame.

Aksys, Ltd. is developing hemodialysis products and services for patients suffering from inadequate kidney function. These products and services include the Company's lead product in development, the PHD(TM) System, which is designed to improve clinical outcomes of patients and reduce mortality, morbidity, and the associated high cost of patient care. Further information is available at Aksys' website: WWW.AKSYS.COM.


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